SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D
                            (Amendment No. 5 )*
                                   of
                       Tweedy, Browne Company LLC



                   Under the Securities Exchange Act of 1934
                            Lilly Industries, Inc.
                            (Name of Issuer)


                      Class A - Common Stock, No Par Value
                        (Title of Class of Securities)

                                532491107
                              (CUSIP Number)

                              John D. Spears
                              350 Park Avenue
                           New York, New York  10022
                               (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)


                              January 10, 2001
               (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  532491107
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Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [x]
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(3)  SEC Use Only
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(4)  Source of Funds (See Instructions)
       00
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
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(6)  Citizenship or Place of Organization
       Delaware
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                         (7)   Sole Voting Power
                                  0 shares

Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                   0 shares

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(10)  Shared Dispositive Power: 0 shares
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
        0 shares
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [ ]
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(13) Percent of Class Represented by Amount in Row (11)
        0%
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(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

PRELIMINARY NOTE


     The person filing this Amendment No. 5 is Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company. This Amendment No. 5 amends (i) a Statement on Schedule 13D filed by TBC dated March 17, 1998 ( the "TBC Statement") and (ii) a Statement on Schedule 13D filed by TBK Partners, LLC ("TBK") (formerly known as TBK Partners, L.P.) a Delaware limited liability company and dated September 24, 1998 (the "TBK Statement"). As a result of a reorganization, TBC is the Managing Member of TBK and as such may now be deemed to be the sole beneficial owner of shares held by TBK. The filing of this Amendment No. 5 should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      This Amendment No. 5 relates to the Class A - Common Stock, no par value (the "Common Stock") of Lilly Industries, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 5, is a company organized under the laws of Delaware, with its principal executive offices located at 733 South West Street, Indianapolis, Indiana 46225.

     This Amendment No. 5 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has investment discretion and sole or shared voting power (the "TBC Accounts").

     This Amendment No. 5 is being filed because the filing person is no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") as a result of the disposition of its respective shares of Common Stock pursuant to an Agreement and Plan of Merger among Lilly Industries, Inc. ("Lilly") and The Valspar Corporation ("Valspar") dated September 27, 2000, under which Valspar acquired Lilly for $31.75 in cash for each share of Common Stock of Lilly held (the "Merger").

     Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 5.

ITEM 2.  IDENTITY AND BACKGROUND

    Other than as set forth herein, to the best knowledge of TBC, there has been no material change in the information set forth in Item 2 of the Statement, as amended.

     (a) The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and AMG/TBC Holdings, Inc. (the "TBC Members") and AMG/TBC Holdings, Inc. ("Holdings") Messrs. Christopher H. Browne, William H. Browne and John D. Spears are members of the management committee that operates TBC on a daily basis, including making investment decisions (the "TBC Committee Members").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the disposition of its shares pursuant to the Merger, TBC does not beneficially own directly any of the shares of the common stock.

     TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. However, nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     As a result of the disposition of its shares pursuant to the Merger, none of the TBC Committee Members, nor any of the TBC members beneficially owns directly any of the shares of the common stock.

    TBC disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with TBC or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

     (b)    N/A

     (c) Pursuant to the Merger, from December 22, 1999 through January 10, 2001 TBC tendered a total of 1,510,353 shares in exchange for $31.75 cash for each share of Common Stock owned.

    (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

    (e) TBC ceased to be the beneficial owner of more than 5% of the Common Stock on January 10, 2001.

                                SIGNATURE

       Tweedy, Browne Company LLC ("TBC") after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 5 is true, complete and correct.

                                           TWEEDY, BROWNE COMPANY LLC

                                           By:  /s/ Christopher H. Browne
                                           --------------------------------
                                                Christopher H. Browne
                                                Member



Dated:   January 10, 2001